October 27, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: PGIM ETF Trust
Issuer CIK: 0001727074
Issuer File Number: 333-222469/811-23324
Form Type: 8-A12B
Filing Date: October 27, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of PGIM Active High Yield Bond ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Lead Analyst, Listing Qualifications